09012107

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC
Mail Processing
Section

JUN 29 2009

Washington, DC
122

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to _______________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

Date ______________________ **By** /s/ Barbara W. Schaefer

June 22, 2009

Barbara W. Schaefer, Senior Vice President – Human Resources, Union Pacific Corporation

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-10797 and Registration Statement No. 333-106708 of Union Pacific Corporation on Form S-8 of our report dated June 22, 2009, relating to the financial statements and financial statement schedule of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program, appearing in this Annual Report on Form 11-K of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program for the year ended December 31, 2008.

Deloitte & Touche LLP

Omaha, Nebraska
June 26, 2009

Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program

Financial Statements as of and for the
Years Ended December 31, 2008 and 2007,
Supplemental Schedule as of December 31, 2008, and
Report of Independent Registered Public Accounting Firm

CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

TABLE OF CONTENTS

NOTE: Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974 are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Trustees and Participants of
Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the "Program") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Program is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Program's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
June 22, 2009

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:		
Investments at fair value (Note 3):		
Program interest in Master Trust (Notes 2 and 4)	$ 90,831,159	$ 124,819,761
Participant loans	431,401	594,854
Net assets available for benefits at fair value	91,262,560	125,414,615
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (NOTES 2 AND 4)	431,663	(108,760)
NET ASSETS AVAILABLE FOR BENEFITS	$ 91,694,223	$ 125,305,855

See accompanying notes to the financial statements.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment (loss) income:		
Program interest in Master Trust investment (loss) income (Note 4):		
Net depreciation in fair value of investments	$ (31,260,724)	$ (2,623,926)
Interest and dividends	3,389,477	8,285,916
Interest income from participant loans	34,951	43,027
Total	(27,836,296)	5,705,017
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	5,756,055	14,399,896
Other	19,281	2,211
Total deductions	5,775,336	14,402,107
NET DECREASE	(33,611,632)	(8,697,090)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	125,305,855	134,002,945
End of year	$ 91,694,223	$ 125,305,855

See accompanying notes to the financial statements.

1. DESCRIPTION OF PROGRAM

The following description of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the "Program") is provided for general information only. Participants should refer to the Program document for more complete information.

General — The Program was initially established to provide retirement benefits to eligible employees of Chicago and North Western Railway Company (the "Company") and other common control employers who adopt the Program. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions — The Program was frozen effective December 31, 1995. No new participants or contributions are allowed in the Program after December 31, 1995.

Loans to Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) one-half of their account balance or (b) $50,000, taking into consideration additional loan balances under the Plan and any other qualified plan maintained by Union Pacific Corporation or its subsidiaries. Loan transactions are treated as a transfer to (from) the respective investment funds from (to) the Loan Fund. Loan terms range from 1–5 years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear a fixed rate of interest set by the Program administrator based on interest rates being charged on similar loans. Interest rates on loans currently outstanding range from 4.00% to 8.50%. Principal and interest is paid ratably, generally through monthly payroll deductions.

Participant Accounts — Individual accounts are maintained for each Program participant. Participants may direct the investment of their account into various investment options offered by the Plan or may elect to participate in the Vanguard Advisers Managed Account Program ("Managed Account Program"). The Managed Account Program is a program in which certain participants may delegate on-going, discretionary investment management decisions with respect to their account to Vanguard Advisers, Inc. Each participant's account is credited with an allocation of the Program's earnings (losses) based on the type of investments selected and their performance. Allocations are based on each participant's account balance by investment type. Effective October 1, 2008, if a participant does not provide investment direction with respect to an amount credited to their account, such amount is invested in a default investment option designated under the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Under the terms of the Program, distributions are to be paid in the form of a joint and survivor annuity. Assets of a participant's account may, as elected by the participant (with spousal consent when required), be paid to him/her in a lump sum. In order to provide a joint and survivor annuity (or single life annuity where spousal consent is obtained or there is no spouse), assets of the participant's account are transferred to the Chicago and North Western Railway Company

Supplemental Pension Plan for payment of the annuity. The annuity may, at the option of the Program Administrator, be purchased from a third party institution or paid from the assets of the Supplemental Pension Plan. A Required Minimum Distribution Option is available at age 70-½.

In-service withdrawals, including withdrawals of rollover contributions, hardship withdrawals, and withdrawals after age 59 ½ may be made by a participant from their account in accordance with the Program's provisions.

Program Administration — The Program is administered by the Senior Vice President, Human Resources, of Union Pacific Corporation (the "Corporation"). Investment management fees for the Plan's investment options are netted against investment earnings. Generally, administrative expenses of the Plan are paid by Union Pacific Railroad Company ("Railroad"), but the Plan's Named Fiduciary-Plan Investments may elect to pay Plan expenses from Plan assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Program utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Security transactions are recorded as of the trade date.

As described in Financial Account Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Program but have not yet been paid at December 31, 2008.

New Accounting Pronouncements — As of January 1, 2008, the Program adopted the provisions of FASB Statement No. 157, *Fair Value Measurements* (FAS 157), for its investments. FAS 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value and expanded disclosures about fair value measurements. Although the adoption of FAS 157 had no material impact on the Program's financial statements for the periods ending December 31, 2008 and 2007, the Program is now required to provide additional disclosures as part of its financial statements (see Note 3).

3. FAIR VALUE MEASUREMENTS

FAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

The shares of mutual funds are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Master Trust at year end and are classified as Level 1 investments.

Guaranteed Investment Contracts (GICs)

These contracts are valued at fair value and adjusted to contract value in accordance with the FSP. Fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Fair value of synthetic GICs is determined by the issuer of the contract based on quoted market prices of the underlying investments and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts have certain restrictions that impact the ability to collect the full contract value. Program management believes that the occurrence of events that would cause the Program to transact at less than contract value is not probable. GICs are classified as Level 2 investments.

Employer Stock Funds

These funds are invested exclusively in common stock issued by Union Pacific Corporation along with a small amount of cash held for liquidity purposes. The unit price (value) for shares of these funds is computed daily based on the closing price of Union Pacific common stock on the New York Stock Exchange, the number of shares of stock held by the funds, and the amount of cash held in the funds. Employer Stock Funds are classified as Level 2 investments.

Money Market Mutual Funds

The money market mutual funds are valued at quoted market prices in an exchange and active markets, which represent the net asset values of shares held by the Master Trust at year end and are classified as Level 1 investments.

Participant Loans

Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.

As of December 31, 2008 the Master Trust and other investment assets measured at fair value on a recurring basis were as follows:

	December 31, 2008		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Master Trust Assets			
Mutual Funds	$ 1,072,637,378	$ -	$ -
Guaranteed Investment Contracts	-	409,434,446	-
Employer Stock Funds	-	235,588,656	-
Money Market Mutual Funds	107,151,093	-	-
Total Master Trust Assets	$ 1,179,788,471	$ 645,023,102	$ -
Participant Loans	$ -	$ -	$ 431,401

Changes in the fair value of the Program's Level 3 investments during the year ended December 31, 2008 were as follows:

	Participant Loans
Balance at December 31, 2007	$ 594,854
Loan originations and repayments, net	(163,453)
Balance at December 31, 2008	$ 431,401

4. MASTER TRUST

At December 31, 2008 and 2007, the Program participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held at Vangurd Fiduciary Trust Company (VFTC). Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Programs's interest in the Master Trust, as a percentage of net assets held by the Master Trust, is presented in the following tables as of December 31, 2008 and 2007:

Master Trust	**2008**	**2007**
Investments at fair value as determined by quoted market price:		
Mutual funds	$1,072,637,378	$1,623,697,532
Money market mutual funds	107,151,093	97,191,277
	1,179,788,471	1,720,888,809
Investments at estimated fair value:		
Employer stock funds	235,588,656	317,777,932
Guaranteed investment contracts	409,434,446	360,169,912
	645,023,102	677,947,844
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,897,684	(1,588,888)
Investments in Master Trust	$1,830,709,257	$2,397,247,765
Program's portion of investments	$ 91,262,822	$ 124,711,001
Portion allocated to the Program	4.99 %	5.20 %

Investment income (loss) for the Master Trust for the years ended December 31, 2008 and 2007, is as follows:

Master Trust Investment (Loss) Income	**2008**	**2007**
Net (depreciation) appreciation in fair value of investments:		
Investments at fair value as determined by quoted market price:		
Mutual funds	$(540,141,475)	$ 23,947,875
Investments at estimated fair value		
Employer stock funds	(75,294,521)	100,322,250
	(615,435,996)	124,270,125
Interest and dividends	69,557,658	103,857,983
Total investment (loss) income of Master Trust	$(545,878,338)	$228,128,108
Program's portion of Master Trust investment (loss) income	$ (27,871,247)	$ 5,661,990

While the Program participates in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant's account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides a stable value investment option (the Union Pacific Fixed Income Fund) to participants that includes traditional GICs and synthetic GICs. Traditional GICs are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GICs simulate the performance of a traditional GIC through an issuer's guarantee of a specific interest rate (a benefit-responsive wrapper contract) and a portfolio of financial instruments that are owned by the Master Trust. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of these contracts will track current market yields on a trailing basis.

	2008	**2007**
Average yields:		
Based on annualized earnings	4.21%	4.43%
Based on range of interest rate credited to participants	3.56% to 5.42%	2.85% to 5.42%

The Program's interest in the Master Trust's investments that represented five percent or more of the Program's net assets available for benefits as of December 31, 2008 and 2007, are as follows:

	2008	2007
Vanguard 500 Index Fund	$ 10,991,750	$ 20,221,693
Vanguard Bond Fund	7,281,221	*
Vanguard Money Market Fund	7,117,901	*
Vanguard Windsor Fund	16,150,626	33,536,217
Union Pacific Fixed Income Fund	30,398,968	24,544,971

* Fund value for year ended December 31, 2007 did not represent 5% or more of the Program's net assets available for benefits.

5. TAX STATUS

The Program has obtained a tax determination letter dated July 1, 2003, in which the Internal Revenue Service stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Program has been amended since receiving the determination letter, the Railroad and Program management believe that the Program and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Program's financial statements.

6. PROGRAM TERMINATION

Although it has not expressed any intent to do so, the Railroad, the Program sponsor, has the right under the Program, at any time, to terminate the Program subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Program remains for the exclusive benefit of the Program's participants and beneficiaries. The Railroad may direct VFTC either to distribute the Program's assets to the participants, or to continue the trust and distribute benefits as though the Program had not been terminated.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Program investments include the Union Pacific Common Stock Fund, which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the Program sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2008 and 2007, the Program's interest in the Master Trust's investment in the Union Pacific Common Stock Fund had a cost basis of $3,501,944 and $2,180,883, respectively. During the years ended December 31, 2008 and 2007, the Program recorded dividend income of $71,358 and $62,355, respectively.

The Program also invests in various funds managed by VFTC. VFTC is the Trustee as defined by the Program and, therefore, these transactions qualify as party-in-interest transactions.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007.

	2008	2007
Net assets available for benefits per the financial statements	$ 91,694,223	$ 125,305,855
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(431,663)	108,760
Deemed distributions of participant loans	(1,607)	(681)
Net assets available for benefits per the Form 5500 — at fair value	$ 91,260,953	$ 125,413,934

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Net (decrease) increase in net assets at contract value	$ (33,611,632)	$ (8,697,090)
Change in adjustment from contract value to fair value for fully benefit-responsive investement contracts	(540,423)	479,041
Change in deemed distributions of participant loans	(926)	-
Net (decrease) increase in net assets per From 5500 — at fair value	$ (34,152,981)	$ (8,218,049)

* * * * * *

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Column B	Column C	Column E
Identify of Issue or Borrower, Lessor or Similar Party	**Description of Investment Including Collateral, Rate of Interest Maturity Date, Par or Maturity Value**	**Current Value**
*Participant Loans	Interest rates of 4% to 8.5% — maturity dates of 2009 to 2021	$ 429,794

*Represents a party-in-interest.